BBQ IN THE PARK, INC.
Statements of Cash Flows

	For the Period April 3, 2019 to December 31, 2019
Cash flows from operating activities:	
Net income/loss	$ -
Changes in operating assets and liabilities:	
	-
Net cash used in operating activities	-
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Net cash provided by financing activities	-
Net cash decrease for period	-
Cash at beginning of period	-
Cash at end of year	$ -

Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -